                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                       FORM 11-K


           __x__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                 [FEE REQUIRED]

                 For the fiscal year ended December 31, 1994

                                          OR

           _____ TRANSITION REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from _____ to _____



                      ServiceMaster Employee Share Purchase Plan

                           Servicemaster Limited Partnership
                                 One ServiceMaster Way
                            Downers Grove, Illinois  60515

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN


         By:       s/S.D. Krause
             -------------------------------
                     S.D. Krause,
             Administrative Committee Member


         By:       s/L.E. Malmquist
             -------------------------------
                     L.E. Malmquist
             Administrative Committee Member



Date: March 28, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
ServiceMaster Employee Share Purchase Plan:

         We have audited the accompanying statements of net assets of the ServiceMaster Employee Share Purchase Plan as of December 31,
1994 and 1993, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1994 and 1993 and the changes in its net assets for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Chicago, Illinois,
March 28, 1995.


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


                      SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                               STATEMENTS OF NET ASSETS

                                                              As of December 31,
                                                     ---------------------------------

                                                          1994               1993
                                                        --------           --------
ASSETS:
 Cash. . . . . . . . . . . . . . . . . . . . . . .   $          ---     $      309,361
 Due from ServiceMaster. . . . . . . . . . . . . .          513,635            175,158
 Investment in ServiceMaster Limited
  Partnership shares at cost (Total market
   value in 1993 - $1,776,638) - Note 3. . . . . .              ---          1,808,955
                                                      -------------       ------------

  Total Plan Assets. . . . . . . . . . . . . . . .   $      513,635      $   2,293,474
                                                      -------------       ------------

LIABILITIES:
 Due to participants . . . . . . . . . . . . . . .   $          ---      $      47,013
 Due to former participants. . . . . . . . . . . .              ---              6,021
                                                      -------------       ------------

 Total Plan Liabilities. . . . . . . . . . . . . .              ---      $      53,034
                                                      -------------       ------------

  NET ASSETS AVAILABLE . . . . . . . . . . . . . .   $      513,635      $   2,240,440
                                                      =============       ============


                    The accompanying Notes to Financial Statements
                       are an integral part of these statements.



                      SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                          STATEMENTS OF CHANGES IN NET ASSETS




                                                        Years Ended December 31,
                                                --------------------------------------------
                                                       1994           1993          1992
                                                     --------       --------      --------
TOTAL PLAN ASSETS AVAILABLE,
   BEGINNING OF PERIOD . . . . . . . . . . . .  $   2,240,440   $   1,411,961  $   1,481,138
                                                 ------------    ------------   ------------

Additions:
 Participant contributions - Note 4. . . . . .      5,522,397       5,004,160      3,113,256
 ServiceMaster contributions . . . . . . . . .        821,316         740,230        460,983
                                                 ------------    ------------   ------------

Total Additions. . . . . . . . . . . . . . . .      6,343,713       5,744,390      3,574,239
                                                 ------------    ------------   ------------

Deductions:
 Shares issued to participants . . . . . . . .      8,066,934       4,905,949      3,635,665
 Payments to terminated participants . . . . .          3,584           9,962          7,751
                                                 ------------    ------------   ------------

Total Deductions . . . . . . . . . . . . . . .      8,070,518       4,915,911      3,643,416
                                                 ------------    ------------   ------------

TOTAL PLAN ASSETS AVAILABLE,
    END OF PERIOD. . . . . . . . . . . . . . .  $     513,635   $   2,240,440  $   1,411,961
                                                 ============    ============   ============



                           The accompanying Notes to Financial Statements
                              are an integral part of these statements.


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


                      SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                           STATEMENTS OF FINANCIAL POSITION

1. The Plan

   The ServiceMaster Employee Share Purchase Plan ("The Plan") was created to give eligible employees wishing to do so a convenient means of purchasing ServiceMaster Limited Partnership Shares through payroll deductions and cash contributions, supplemented by contributions made by ServiceMaster. Employees of ServiceMaster Limited Partnership or any subsidiary or affiliate which has adopted the Plan on behalf of its employees who regularly work nine months or more during the year, who have an average work week of 32 hours or more during the period worked and who have attained age 18 are eligible to participate in the Plan on the first business day of the calendar quarter coinciding with or subsequent to the first anniversary of their employment. As of December 31, 1994, 6,220 employees were participating in the Plan.

   Details relating to shares issued by the Plan (reflecting all share splits) from inception (July 1, 1972) through December 31, 1994, are as follows:


                                                      Number
                                                     of Shares           Total Cost
                                                    -----------        ---------------
Issued during the year
 ended December 31, 1994
 to participants . . . . . . . . . . . . . . .          316,834        $     8,066,934

Issued from inception
 through December 31, 1993 . . . . . . . . . .        7,816,960        $    48,016,146
                                                      ---------         --------------

Total issued from
 inception through
 December 31, 1994 . . . . . . . . . . . . . .        8,133,794        $    56,083,080
                                                      =========         ==============



  Effective July 1, 1994, an administrator (Harris Bank), instead of the Plan, purchases and allocates the shares to the participants. Due to this change, the Plan does not maintain cash or share investments on behalf of the participants. Shares are issued at the same price they were purchased and are held by the Administrator in an account on behalf of the individual participant. The participant may request deliverance of the shares, and earnings thereon, directly from the administrator at any time.


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

                      SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                     NOTES TO OF FINANCIAL STATEMENTS  (Continued)



2.  Summary of Significant Accounting Policies

         (a) The fund accounting concept is used in accounting for the Plan since the Plan is not conducted for profit. Expenses incurred by the Plan are paid by ServiceMaster. In prior years before the administrative changes noted previously, any market appreciation or depreciation on the shares attached to the shares and was a gain or loss to the participant, not the Plan.

         (b) All assets are stated at cost due to the non-profit features of the Plan.

         (c) The transactions of the Plan are accounted for on the accrual basis of accounting.


3.       Investment in ServiceMaster Limited Partnership Shares

              The plan held the following investment in ServiceMaster Limited Partnership shares, reflecting all share splits:


                                       Average Cost                 Market Value
                                ---------------------------    ----------------------

                  Number        Cost                           Value
                    of           Per                           Per
December 31,      Shares        Share            Total         Share        Total
------------      ------       -------          ----------    -------   ----------
   1994              ---          na                   ---      na             ---
   1993           64,900         277/8          $1,808,955     273/8    $1,776,638


      ServiceMaster Limited Partnership shares are traded on the New York Stock Exchange.


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


                      SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                     NOTES TO OF FINANCIAL STATEMENTS  (Continued)

4. Contributions

      The amounts contributed by the participants and ServiceMaster during 1994, 1993, and 1992 were as follows:


                               1994                          1993                          1992
                          Contributed by                Contributed by                Contributed by
                          --------------                --------------                --------------
                   Participants   ServiceMaster    Participants   ServiceMaster  Participants  ServiceMaster
                   ------------   -------------    ------------   -------------  ------------  -------------
Participant con-
tributions and
ServiceMaster
required
contributions for
the year . . . . . .  $  5,522,397   $   37,500    $  5,004,160   $    37,500    $  3,113,256  $   37,500

ServiceMaster
additional
contributions. . . .  $        ---   $  783,816    $        ---   $   702,730    $        ---  $  423,483
                       -----------    ---------     -----------    ----------     -----------   ---------

Total
Contributions. . . .  $  5,522,397   $  821,316    $  5,004,160   $   740,230    $  3,113,256  $  460,983
                       ===========    =========     ===========    ==========     ===========   =========


  Participant contributions and required ServiceMaster contributions are accounted for on the accrual basis. The ServiceMaster contribution to the Plan is equal to the lesser of 15% of total participant contributions or $37,500. ServiceMaster may elect to make additional contributions to the Plan as it deems appropriate. Participants may contribute a maximum of 10% of their prior year compensation as defined in the Plan agreement.

  The Company's Board of Directors in December approved additional contributions which, together with the required ServiceMaster contributions previously made, were equivalent to a 15% matching of the participant contributions made during 1994, 1993, and 1992, for participants as of each year end.

5.  Federal Income Taxes

  (a) Tax Status of the Plan - The Plan is considered a trust for tax reporting purposes but does not qualify for tax exempt status under
Section 501 of the Internal Revenue Code. However, the Plan incurs no tax liability since all Plan income is distributed to the participants.

  (b) Tax Status of Each Participant - Since the Plan does not qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code or as a "stock bonus plan" under Section 401 of the Code, the participant realizes income equal to his share of the ServiceMaster contributions and cash distributions on shares issued to the participant during the calendar year.

  Through June 30, 1994, for federal income tax purposes, the cost basis of the shares issued to the participant was the average cost of the shares at the time it was allocated to the participant's account by the Plan. Due to the changes in the Plan described in Note 1, effective July 1, 1994, the cost basis of the shares is the purchase price.

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    As independent public accountants, we hereby consent to the incorporation by reference of our report, dated March 28, 1995, appearing in the ServiceMaster Employee Share Purchase Plan Annual Report on
Form 11-K for the year ended December 31, 1994, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.


ARTHUR ANDERSEN LLP


Chicago, Illinois,
March 28, 1995


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